                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                              ---------------------


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     (Mark One):

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

     For the fiscal year ended March 25, 2000


     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from _____to _____

                        Commission file number: _________

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Plantronics, Inc. Annual Profit Sharing/Individual Savings Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                Plantronics, Inc.
                345 Encinal Street, P.O. Box 1802
                Santa Cruz, California 95061-1802

                                                               Plantronics, Inc.
                                   Annual Profit Sharing/Individual Savings Plan

REQUIRED INFORMATION


The Plantronics, Inc. Annual Profit Sharing/Individual Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended March 25, 2000 and March 27, 1999, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by reference.

                                                               Plantronics, Inc.
                                   Annual Profit Sharing/Individual Savings Plan

                                   SIGNATURES

        The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plantronics, Inc. Annual Profit Sharing/Individual Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       PLANTRONICS, INC. ANNUAL PROFIT
                                       SHARING/INDIVIDUAL SAVINGS PLAN

                                       -----------------------------------------
                                                    (Name of plan)


Date: September 19, 2000               By:  /s/ Kevin Goodwin
      -----------------------             --------------------------------------
                                                       (Signature)

                                       Name: Kevin Goodwin
                                       Title: General Counsel
                                       PLANTRONICS, INC. ON BEHALF OF THE PLAN
                                       ADMINISTRATOR OF THE PLANTRONICS, INC.
                                       ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS
                                       PLAN

PLANTRONICS, INC.
ANNUAL PROFIT
SHARING/INDIVIDUAL
SAVINGS PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
MARCH 25, 2000 AND MARCH 27, 1999

PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
INDEX
--------------------------------------------------------------------------------



                                                                                          Page
                                                                                          ----
Financial Statements:

  Report of Independent Accountants                                                         1

  Statement of Net Assets Available for Benefits                                            2

  Statement of Changes in Net Assets Available for Benefits                                 3

  Notes to Financial Statements                                                          4-10

Supplemental Schedule:

  Schedule I - Schedule of Assets Held for Investment Purposes at End of Year              11

                        Report of Independent Accountants

To the Participants and Administrator
of the Plantronics, Inc. Annual Profit Sharing/Individual Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Plantronics, Inc. Annual Profit Sharing/Individual Savings Plan (the "Plan") at March 25, 2000 and March 27, 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/ PricewaterhouseCoopers LLP
September 19, 2000

PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                       March 25,        March 27,
                                         2000             1999
Assets

Investments, at fair value            $43,283,959     $32,752,078

Receivables:

    Employer contributions              1,115,096       1,071,102

    Participant notes                     925,400         891,939
                                      -----------     -----------
                                        2,040,496       1,963,041
                                      -----------     -----------
Net assets available for benefits     $45,324,455     $34,715,119
                                      ===========     ===========



   The accompanying notes are an integral part of these financial statements.

PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                     Years Ended
                                                             March 25,        March 27,
                                                               2000             1999
                                                           ------------     ------------
Additions to net assets attributed to:
    Investment income:
       Interest                                            $    511,153     $    491,640
       Net appreciation in fair value of investments          7,577,874        4,820,012
                                                           ------------     ------------
                                                              8,089,027        5,311,652
                                                           ------------     ------------
    Contributions:
       Employer                                               1,484,068        1,393,018
       Employee                                               3,085,646        2,280,795
                                                           ------------     ------------
                                                              4,569,714        3,673,813
                                                           ------------     ------------
Total additions                                              12,658,741        8,985,465

Deductions from net assets attributed to:
    Benefit payments                                          2,008,397        2,382,305
    Transaction charge                                            4,909            2,009
    Participant notes receivable terminated
       due to withdrawal of participant                          36,906           53,602
                                                           ------------     ------------
Total deductions                                              2,050,212        2,437,916
Change in forfeiture reserve, net                                   807           (8,584)
                                                           ------------     ------------
Net increase                                                 10,609,336        6,538,965
Net assets available for benefits at beginning of year       34,715,119       28,176,154
                                                           ------------     ------------
Net assets available for benefits at end of year           $ 45,324,455     $ 34,715,119
                                                           ============     ============

   The accompanying notes are an integral part of these financial statements.

PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.      Description of Plan

        The following description of the Plantronics, Inc. Annual Profit Sharing/Individual Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. In the event of any inconsistency between this general information and the Plan agreement, the Plan agreement shall control.

        General

        The Plan is a defined contribution plan established effective June 1, 1968 and most recently amended effective July 30, 1998. Eligible employees of Plantronics, Inc. become eligible and may elect to participate upon completing 90 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

        Contributions

        Participants may contribute an amount equal to not less than 2 percent nor more than 15 percent of their eligible compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a general account, 8 pooled separate accounts and Company Stock as investment options for participants. Salary deferral contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings and such contributions are remitted to the trust.

        The Company will make a matching contribution in an amount equal to $.25 for each $1.00 contributed by a participant, up to a maximum of six percent (6%) of the participant's eligible compensation. In addition, the Company will make an annual profit sharing contribution on behalf of certain eligible employees in an amount determined by the Plan document. The Company made profit sharing contributions of $1,115,096 and $1,071,102 for years ended 2000 and 1999, respectively. Matching Company contributions are recorded monthly. Profit sharing contributions are recorded annually.

        Participant Accounts

        Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and plan earnings (or losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        Vesting

        Participants are immediately vested in voluntary and matching contributions plus actual earnings thereon (if any). Vesting for profit sharing contributions is based on years of service. Effective for the 1995 fiscal Plan year and subsequent Plan years, a participant becomes fifty percent (50%) vested after one (1) year of service and one hundred percent (100%) vested after two (2) years of service. However, an active participant will become fully vested upon his or her death, disability, reaching normal retirement age (65), or reaching early retirement age (age 55 plus two years of service).

        Payment of Benefits

        On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of his or her account or a distribution in the form of annual installments over a period not to exceed the life expectancy of the participant and his/her beneficiary. Distributions are subject to the applicable provisions of the Plan agreement. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

        Participant Notes Receivable

        Participants may borrow up to a maximum of $50,000 or fifty percent (50%) of the vested portion of his or her account balance, whichever is less, subject to certain restrictions, in accordance with provisions of the Plan agreement. Loans are treated as a transfer to/from the investment fund from/to participant notes receivable. A loan is secured by the balance in the participant's account and bears interest at a rate intended to be commensurate with market rates for similar loans, as defined (8.00% to 13.00% for the years ended March 25, 2000 and March 27, 1999).

        Plan Year

        The Plan year is the 52 or 53 week period ending on the Saturday closest to March 31 of each year. Accordingly, the Plan's two most recent fiscal years ended March 25, 2000 and March 27, 1999.

        Cash Equivalents

        Contributions received prior to year end awaiting investment in the appropriate investment option at March 25, 2000 are invested in the CIGNA Charter Guaranteed Short-Term Account, which is recorded at fair value.

PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.      Summary of Accounting Policies

        Method of Accounting

        The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

        Amounts shown by investment fund option on the statement of net assets available for benefits as of March 27, 1999 and the statement of changes in net assets available for benefits for the year ended March 27, 1999 have been reclassified to be shown in total to conform to the current year presentation in order to adopt AICPA Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters."

        Investment Valuation

        Investments in pooled separate accounts are recorded at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Investments in the general account are non-fully benefit responsive and are recorded at fair value. Participant notes receivable are valued at cost which approximates fair value. The Company Stock is valued at its quoted market price.

PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.      Investments

        Investments that represent five percent (5%) or more of the Plan's net assets are separately identified below.

                                                           March 25,        March 27,
                                                             2000             1999
CIGNA Charter Guaranteed Long-Term Account
   interest rates, 5.40%; 5.35%                           $ 8,239,007     $ 7,447,045
CIGNA Fidelity Magellan Fund
   units, 55,413; 57,688                                   12,750,547      10,626,046
CIGNA Fidelity Equity Income II Fund
   units, 102,157; 116,705                                  4,749,275       5,284,407
CIGNA Fidelity Contrafund Fund
   units, 31,218; 31,987                                    3,417,426       2,738,425
CIGNA American Century - Twentieth Century Ultra Fund
   units, 49,350; 52,846                                    4,163,666       3,089,899
CIGNA Janus Worldwide Fund
   units, 22,029; N/A                                       2,291,434             N/A
Plantronics, Inc. Common Stock
   units, 64,607; 42,926                                    5,830,762       2,637,343

PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        Investment Performance

        During 2000 and 1999, the Plan's investments (including interest and gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,089,027 and $5,311,652, respectively, as follows:

                                                                Years Ended
                                                          March 25,      March 27,
                                                            2000           1999
General Account:
     CIGNA Charter Guaranteed Long-Term Account          $  417,768     $  415,364

Pooled Separate Accounts:
     CIGNA Charter Large Company Stock Index Fund            49,703          5,536

     CIGNA Charter Small Company Stock - Growth Fund        124,150          1,635

     CIGNA Fidelity Magellan Fund                         2,611,055      2,097,581

     CIGNA Fidelity Equity Income II Fund                   127,506        594,353

     CIGNA Fidelity Contrafund Fund                         770,768        503,173

     CIGNA Fidelity Puritan Fund                             14,067         62,041

     CIGNA American Century - Twentieth Century
          Ultra Fund                                      1,361,586        629,090

     CIGNA Janus Worldwide Fund                             475,267          1,201
                                                         ----------     ----------
                                                          5,534,102      3,894,610

Plantronics, Inc. Common Stock                            2,043,772        925,402

Participant Notes Receivable                                 93,385         76,276
                                                         ----------     ----------
     Net increase                                        $8,089,027     $5,311,652
                                                         ==========     ==========

PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.      Investment Contract with Insurance Company

        The Plan participates in a contract with CG Life via an investment in the CIGNA Charter Guaranteed Long-Term Account. CG Life commingles the assets of this investment with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Long-Term Account, the Plan is credited with interest at the rate specified in the contract which ranged from 5.35% to 5.40% and 5.60% to 5.35% for the years ended March 25, 2000 and March 27, 1999, respectively, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Guaranteed Long-Term Account for six (6) months. As discussed in
        Note 2, the CIGNA Charter Guaranteed Long-Term Account is included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

5.      Related-Party Transactions

        Plan assets include investments in funds managed by CG Life, a wholly-owned subsidiary of CIGNA. CG Life is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of the Company's Common Stock, which is managed by National Financial Services Corporation, which also qualifies as a party-in-interest.

6.      Plan Termination or Modification

        Although it has not expressed any intent to do so, the Company has reserved the right under the Plan to discontinue its contributions at any time and to terminate or modify the Plan at anytime, and for any reason, subject to the provisions of ERISA. In the event of Plan termination, participants will become one hundred percent (100%) vested in their accounts.

7.      Tax Status

        The Internal Revenue Service has determined and informed the Company by a letter dated May 31, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan's administrator believes that the Plan is designed and is currently being operated in substantial compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

8.      Reconciliation of Plan Financial Statements to the Form 5500

        The Annual Return/Report of Employee Benefit Plan (the "Form 5500") is prepared on the modified cash basis. Accordingly, certain balances included on Schedule H (Part I and II) of the Form 5500 differ from those included in these financial statements. Contributions in the statement of changes in net assets available for benefits differ from contributions in the Form 5500 by the amount of contributions accrued at March 25, 2000 and March 27, 1999. The ending net asset balances are reconciled as follows:

                                                       March 25,        March 27,
                                                         2000             1999
        Net assets, reflected on Form 5500            $44,209,359     $33,644,017
        Add:  Employer contributions receivable         1,115,096       1,071,102
                                                      -----------     -----------
        Net assets, reflected in the financial
          statements                                  $45,324,455     $34,715,119
                                                      ===========     ===========

9.      Forfeitures

        The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested Company contributions remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $24,015 and $9,370 at March 25, 2000 and March 27, 1999, respectively, is included in the CIGNA Charter Guaranteed Long-Term Account and is available to offset contributions which would be otherwise payable by the Company, in accordance with the Plan agreement. In 1999 Company cash contributions were offset by $8,798 from forfeited nonvested accounts. In 2000, no Company cash contributions were offset by forfeited nonvested accounts.

10.     Subsequent Events

        Effective April 2, 2000, the Company changed the name of the Plan to Plantronics, Inc. 401(k) Plan. In addition, the Company has resolved to amend the Plan to increase the matching contribution to $.50 for each $1.00 contributed by an eligible participant, up to a maximum of six percent (6%) of the participant's eligible compensation. The Company has also resolved to amend the Plan to allow the Company to make an annual nonelective contribution equal to three percent (3%) of the participant's eligible compensation and eliminate the annual profit sharing contribution. These changes are intended to comply with certain IRS safe-harbor procedures and, accordingly, certain discrimination tests will no longer be required.

PLANTRONICS, INC.                                          SUPPLEMENTAL SCHEDULE
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN                         SCHEDULE I
SCHEDULE H (PART IV) FORM 5500 - SCHEDULE OF ASSETS
HELD WITH INVESTMENT PURPOSES AT END OF YEAR
March 25, 2000
--------------------------------------------------------------------------------


                     (b)                              (c)
             Identity of issue,       Description of investment including                     (e)
                  borrower,            Maturity date, rate of interest,        (d)          Current
   (a)    lessor, or similar party     Collateral, par or maturity value       Cost          value

    *    Connecticut General Life    CIGNA Charter Guaranteed
         Insurance Company           Long-Term Account                        N/A**        $ 8,239,007

    *    Connecticut General Life    CIGNA Charter Large Company
         Insurance Company           Stock Index Fund                         N/A**            409,370

    *    Connecticut General Life    CIGNA Charter Small Company
         Insurance Company           Stock - Growth Fund                      N/A**            708,552

    *    Connecticut General Life    CIGNA Fidelity Magellan Fund             N/A**         12,750,547
         Insurance Company

    *    Connecticut General Life    CIGNA Fidelity Equity Income II Fund     N/A**          4,749,275
         Insurance Company

    *    Connecticut General Life    CIGNA Fidelity Contrafund Fund           N/A**          3,417,426
         Insurance Company

    *    Connecticut General Life    CIGNA Fidelity Puritan Fund              N/A**            723,920
         Insurance Company

    *    Connecticut General Life    CIGNA American Century - Twentieth
         Insurance Company           Century Ultra Fund                       N/A**          4,163,666

    *    Connecticut General Life    CIGNA Janus Worldwide Fund               N/A**          2,291,434
         Insurance Company

    *    National Financial          Plantronics, Inc. Common Stock           N/A**          5,830,762
         Service Corporation

    *    Plan Participants           Participant Notes Receivable             N/A**            925,400

    *    Connecticut General Life    Cash Equivalents (CIGNA Charter
         Insurance Company           Guaranteed Short-Term Account)           N/A**             42,014


* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.